Exhibit (a)(5)(D)

THERAGENICS  CORPORATION®

Company Contacts:  Frank Tarallo, CFO & Treasurer  or  Lisa Rassel, Manager of Investor Relations
Phone:             800-998-8479  -  770-271-0233                                Website:             www.theragenics.com

Theragenics Announces Preliminary Results of
Dutch Auction Tender Offer

BUFORD, GA. — July 12, 2012 — Theragenics Corporation® (NYSE: TGX), a medical device company serving the surgical products and prostate cancer treatment markets, today announced the preliminary results of its modified “Dutch Auction” tender offer to purchase up to $10 million of its common stock, which expired at 5:00 p.m., New York time, on July 11, 2012.

Based on the preliminary count by the depositary for the tender offer, a total of 7,119,345 shares of Theragenics’ common stock were tendered properly and not withdrawn properly at or below the expected purchase price of $2.10 per share.

In accordance with the terms and conditions of the offer, and based on the preliminary count by the depositary, Theragenics expects to accept for payment an aggregate of 4,761,904 shares of its common stock at a purchase price of $2.10 per share, for a total cost of approximately $10.0 million, excluding fees and expenses related to the tender offer. The 4,761,904 shares expected to be purchased in the tender offer represent approximately 13.7% of Theragenics’ currently outstanding common stock.  Based on these preliminary numbers, Theragenics anticipates that following the completion of the offer, it will have approximately 29,968,000 shares outstanding.

After giving effect to the priority purchase of all shares validly tendered by “odd lot” holders, Theragenics expects that stockholders who tendered properly and did not withdraw properly shares of common stock in the offer at or below $2.10 per share will have approximately 67% of their tendered shares purchased by Theragenics. The proration factor is a preliminary estimate and is subject to change, including as a result of the verification of the proper delivery of all shares tendered (including shares tendered pursuant to guaranteed delivery procedures) and as a result of the impact of odd-lot tenders and conditional tenders.

The number of shares to be purchased, the purchase price and the proration information are preliminary and subject to change. The preliminary information contained in this press release is subject to confirmation by the depositary and is based on the assumption that all shares tendered through notice of guaranteed delivery will be delivered within the three trading day settlement period. The final number of shares to be purchased, the final purchase price and the final proration information will be announced following the expiration of the guaranteed delivery period and completion by the depositary of the confirmation process. Payment for the shares accepted for purchase under the offer, and return of all other shares tendered and not purchased, will occur promptly thereafter.

Stockholders who have questions may call Georgeson Securities Corporation, the dealer-manager for the offer, at (800) 445-1790, or Georgeson Inc., the information agent for the offer, at (877) 278-4751.

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Statements included in this press release which are not historical facts are forward looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward looking statements are made based upon management’s expectations and beliefs concerning future events impacting the Company and therefore involve a number of uncertainties and risks, including, but not limited to, those described in the Company’s Annual Report on Form 10-K for 2011 and other filings with the Securities and Exchange Commission. Therefore, the actual results of operations or financial condition of the Company could differ materially from those expressed or implied in such forward-looking statements.